Reid T. Campbell Executive Vice President and Chief Financial Officer
June 10, 2020

Mr. Michael Henderson
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-08993

Dear Mr. Henderson,

I refer to your letter dated May 28, 2020 (the “Comment Letter”). Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Item 1A. Risk Factors
We may be deemed to be an investment company under U.S. federal securities law., page 22

1.We note the disclosure of this risk factor, which appears to have been first presented in your 10-K for fiscal year ended December 31, 2017. Please tell us your basis for including this risk factor. In addition, tell us if you completed an analysis in regards to the Investment Company Act, and, if so, the factors considered in getting the analysis and what the analysis concluded. If applicable, please include in your response discussion of legal opinions and analysis you obtained.

Response to Comment 1:

We believe that we are not an investment company because we meet the requirement under Section 3(a) (1)(C) under the Investment Company Act of 1940 (the “1940 Act”) that the issuer not be engaged nor propose to engage in “the business of investing, reinvesting, owning, holding, or trading in securities”. However, for the reasons described below, we included this risk factor out of an abundance of caution, as the Company has been distributing and redeploying a significant amount of capital from recent dispositions.

The Company is an exempted Bermuda limited liability company whose principal businesses are conducted through its subsidiaries and affiliates (the Company, together with these subsidiaries and affiliates, are collectively referred to in this letter as “White Mountains”). Over the course of our 35-year history, White Mountains has been engaged in the business of making opportunistic and value-oriented acquisitions of businesses and assets in the insurance, financial services and related sectors, operating these businesses and assets through its subsidiaries and, if and when attractive exit valuations become available, disposing of these businesses and assets. As of December 31, 2019, White Mountains employed roughly 1,200 people at its consolidated subsidiaries and the Company’s management is primarily responsible for overseeing the operations of these subsidiaries.

During the period from 2015 through 2017, as buyers made compelling offers, White Mountains sold two of its largest and long-held consolidated operating businesses: its reinsurance operations, Sirius International Insurance Group (owned for 20 years, “Sirius Group”) and its specialty insurance operations, OneBeacon Insurance Group (owned for 16 years, “OneBeacon”). Total proceeds from these and other dispositions in the period were $4.2 billion with transaction gains of $1.4 billion.

As a result of these sales, the Company entered a transitional period during which we have worked to intelligently distribute and/or redeploy the transaction proceeds. As of May 31, 2017, on a pro forma basis for the OneBeacon sale, the Company had undeployed capital of $3.1 billion on a capital base of $4.2 billion. Over the next three years, we returned $1.3 billion of capital to our shareholders and completed a series of acquisitions, reducing undeployed capital to $0.8 billion on a capital base of $3.4 billion as of March 31, 2020.

Today, we are approaching the end of this transitional period. White Mountains presently conducts its business primarily in four areas: municipal bond reinsurance, specialty insurance distribution, capital solutions for asset management firms, and other operations. White Mountains’s municipal bond insurance business is conducted through its subsidiary HG Global Ltd. and its reinsurance subsidiary HG Re Ltd. White Mountains’s specialty insurance distribution business is conducted through its subsidiary NSM Insurance HoldCo, LLC and its subsidiaries. White Mountains provides capital solutions for asset management firms through its subsidiary Kudu Investment Management, LLC and its subsidiaries.

We believe that White Mountains is not, and has not been, an investment company under both a plain reading of the definition contained in the 1940 Act and the limited case law interpreting this definition, including the five-factor test articulated by the Commission in Tonopah Mining Co. (26 S.E.C. 426 (1947)), and the 2007 decision from the U.S. Court of Appeals for the Seventh Circuit in SEC v. National Presto Industries, Inc. However, we included this risk factor in our 2017 annual report because we had recently entered into a transitional period following the significant dispositions described above and there could be no assurance that these interpretations of the definition investment company would remain consistent in the future.

Please feel free to call me at (203) 458-5806 should you have any questions.

Respectfully submitted,

By:	/s/ Reid T. Campbell
Reid T. Campbell

CC:	Cara Lubit